SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Envivio, Inc

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title and Class of Securities)

29413T1060

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29413T1060	Schedule 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Omnes Capital, S.A.S.(1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 2,133,352

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 2,133,352

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,133,352

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.86%

12	Type of Reporting Person FI

(1) 1,808,543 shares of Envivio, Inc are beneficially owned by FCPR CLV 1; 324,809 shares of Envivio, Inc are beneficially owned by CLVC, S.A. Voting and dispositive power over the shares of Envivio, Inc held by FCPR CLV 1 and CLVC, S.A. is exercised by Omnes Capital, S.A.S., their management company, in application of the decisions of the investment committees of FCPR CLV 1 and CLVC, S.A.

CUSIP No. 29413T1060	Schedule 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) FCPR CLV 1

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 1,808,543

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,808,543

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,808,543

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.67%

12	Type of Reporting Person FI

CUSIP No. 29413T1060	Schedule 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CLVC, S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 324,809

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 324,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 324,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.2%

12	Type of Reporting Person FI

Item 1(a).	Name of Issuer. The name of the issuer is Envivio, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at 400 Oyster Point Boulevard, Suite 325 South San Francisco, CA 94080.

Item 2(a).	Name of Person Filing. The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are: i. Omnes Capital, S.A.S. ii. FCPR CLV 1 iii. CLVC, S.A.

Item 2(b).	Address of Principal Business Office or, if none, Residence. The principal business office of each Reporting Person is c/o Omnes Capital is 37-41, Rue du Rocher, 75008 Paris, France.

Item 2(c).	Citizenship. France

Item 2(d).	Title of Class of Securities. This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer.

Item 2(e).	CUSIP No. The CUSIP Number of the Common Stock is 29413T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 29413T1060	Schedule 13G

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based on 27,151,150 shares of Common Stock outstanding as disclosed by the Issuer filed on Form 10-Q with the Securities and Exchange Commission on April 25, 2014.

	(a)	Amount beneficially owned: See row 9 of cover page for each reporting person
	(b)	Percent of class: See row 11 of cover page for each reporting person
	(c)	(i)	Sole power to vote or to direct the vote: See row 4 cover page for each reporting person
		(ii)	Shared power to vote or to direct the vote: See row 6 cover page for each reporting person
		(iii)	Sole power to dispose or to direct the disposition of: See row 7 cover page for each reporting person
		(iv)	Shared power to dispose or to direct the disposition of: See row 8 cover page for each reporting person

Item 5.	Ownership of 5 Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of a Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

CUSIP No. 29413T1060	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2014

Omnes Capital, S.A.S.

	By:	/s/ Fabien Prévost
Name: Fabien Prévost
Title: Chief Executive Officer (Président)

FCPR CLV 1
Represented by Omnes Capital, S.A.S

	Itself represented by:	/s/ Michel de Lempdes
Name: Michel de Lempdes
Title: Co-Head of Venture Capital

CLCV S.A.
Represented by Omnes Capital, S.A.S

	Itself represented by:	/s/ Michel de Lempdes
Name: Michel de Lempdes
Title: Co-Head of Venture Capital

CUSIP No. 29413T1060	Schedule 13G

Exhibit A

Joint Filing Agreement

This Joint Filing Agreement is dated as of May 21, 2014, by and among Omnes Capital, S.A.S., FCPR CLV 1 and CLVC, S.A.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1.              The Schedule 13G with respect to Envivio, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2.              Each of the parties hereto is eligible to use the Schedule 13G.

3.              Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

Dated: May 21, 2014

Omnes Capital, S.A.S

	By:	/s/ Fabien Prévost
Name: Fabien Prévost
Title: Chief Executive Officer (Président)

FCPR CLV 1
Represented by Omnes Capital, S.A.S.

	Itself represented by:	/s/ Michel de Lempdes
Name: Michel de Lempdes
Title: Co-Head of Venture Capital

CLVC, S.A.
Represented by Omnes Capital, S.A.S.

	Itself represented by:	/s/ Michel de Lempdes
Name: Michel de Lempdes
Title: Co-Head of Venture Capital